

invensys®

06012518

Invensys plc

Bressenden Place
London, SW1E 5BF
UK

T +44 (0) 20 7834 3848
F +44 (0) 20 7834 3879
www.invensys.com

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington DC
20549
USA


SEC MAIL PROCESSING
RECEIVED
APR 12 2006
WASH. D.C.
209
SECTION

5 April 2006

Dear Sirs,

SUPPL

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange today concerning Notification of Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

Copy to: Mr. T. Peterson
Mr. M. Downing

Regulatory News

SEC NO 82 – 2142

RNS Number:0222B
Invensys PLC
05 April 2006


PROCESSING
APR 1 2 2006
WASH. D.C.
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Deutsche Bank AG

3) Please state whether notification indicates that it is in respect of

holding of the shareholder named in 2 above or in respect of a

non-beneficial interest or in the case of an individual holder if it

is a holding of that person's spouse or children under the age of 18

Notice is given by Deutsche Bank AG on its own behalf and on behalf of its subsidiaries

4) Name of the registered holder(s) and, if more than one holder, the

number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 1p each

10) Date of transaction

4 April 2006

11) Date company informed

5 April 2006

12) Total holding following this notification

229,299,492

13) Total percentage holding of issued class following this notification

4.03%

14) Any additional information

15) Name of contact and telephone number for queries

Steve Devany, Vice President - Communications

020 7821 3758

16) Name of company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of notification: 5 April 2006